FREEGOLD VENTURES LIMITED

TSX: ITF, OTC BB: FGOVF, Frankfurt: FR4

For Immediate Release

                                                      www.freegoldventures.com

Freegold Completes Commissioning of Golden Summit Processing Plant

September 13, 2007 (Vancouver, BC) – Freegold Ventures Limited (the “Company”), is pleased to announce that it has completed the commissioning of its 1,200 ton per day plant at the Golden Summit project outside Fairbanks, Alaska, and that the first of the stockpiled material is currently being processed through this gravity-based circuit. During this plant commissioning phase, the Company has continued to collect new bulk-sample material and has drilled an additional 147 shallow exploratory holes at various locations throughout the 5,000 feet of known strike length of gold mineralization in the Cleary Hill area.

Freegold’s self-contained and fully mobile plant is designed to generate gold recoveries in excess of 70% from the processing of bulk sample material without the use of chemicals. The plant consists of a mobile crushing plant, and a three-stage gravity circuit using variable sized Knelson concentrators that will produce a directly saleable gold concentrate. The plant’s modular nature permits easy modification of both the flow sheet and plant configuration in order to meet the changing ore characteristics at Golden Summit or other properties where the plant may be installed.  The Company has also established a portable metallurgical lab on site. This lab will allow the operators to monitor production feed-grades and recoveries using a laboratory-scale Knelson concentrator that allows for the rapid detection and quantification of visible gold in a sample.

The initial feed that is being used to optimize the plant in advance of the bulk sample processing consists of approximately 3,000 tons of mineralized dump material collected from the old Cleary Hill and Penrose mine portals.  While the grade of this mine dump material is not known, work by Freegold this summer confirmed the presence of visible gold in dump material from a variety of sample locations.  Historical, non 43-101 compliant, sampling suggests that the grade of the dump material ranges between 0.15 and 0.25 oz/ton (5.1 to 8.6 g/tonne). In the event that the grade of the processed material proves economic, Freegold will process the remaining 35,000 tons of dump material.

After the completion of the plant optimization, the plant will begin processing the 10,000 ton bulk sample collected last fall.  This material has been segregated into eight stockpiles based on location and ore type, and will be processed in separate batches.  In order to determine gold grades and recovery, each stockpile will initially be weighed and sampled at the feed end, with additional samples taken from the tailings stream and gold concentrate.  Once the original bulk samples have been processed, the plant will then process the next 8,000 tons from mineralized material recently excavated and stockpiled from the Beistline shaft and eastern Cleary Hill mine areas. A minimum of 25,000 tons of material is expected to be sampled and fed through the plant over the next two months before processing is suspended for the winter season.

The combination of RAB drilling and new bulk sampling continues to establish the continuity of the high grade structures on the eastern end of the Cleary Hill mine area.  As was reported on July 31, 2007, a new swarm of parallel veins and shear zones hosting high-grade surface gold mineralization was uncovered in the Beistline shaft area.  A total of 4 parallel east-west structures were identified over the 175 foot width of hanging wall that had been uncovered at that time. Ongoing bulk sampling has now traced the first two of these structures over a length of 800 feet to the area of Fence 2 drilling.  Lab analyses on recently excavated bulk sample material continues to show visible gold hosted in rocks within the main structures as well as in the 75-foot wide bleed zone between the parallel B and B1 structures, where 3-foot long vertical channel samples last fall returned grades as high as 18 oz/ton (617 g/tonne) and 1.9 oz/ton (65 g/tonne).

Bulk sampling along the north-south oriented drill Fence 1, a further 700 feet west of Fence 2, has again encountered the strike extension of the B and B1 structures.  Additional mineralized structures were also encountered in the hanging wall of the B1.  One of these structures contains a mottled gray quartz vein containing visible gold. This vein appears to be similar in appearance to, and occurs on the strike projection of the Wackwitz vein from its last known exposure 250 feet further west.  These additional veins run parallel to the main Beistline structure, dip 50 to 65 degrees to the south, and are often linked by north-dipping mineralized structures containing bleed-type gold mineralization.

In addition to the bulk sampling, Freegold continued with its RAB drill program throughout the summer.  Given the success that this shallow, close-spaced drilling had in identifying and correlating mineralized structures and shear zones in the Cleary Hill area over the past nine months, the Company elected to expand the size of the program from its initial 25,000 feet of drilling. An additional 147 holes (11,212 feet) were drilled since the holes reported on July 31, 2007 were completed, bringing the total number of holes to 674 (40,093 feet).  These latest holes have been grouped into 12 fences, two of which were located in the Cleary Hill area, and 10 of which were in the Tolovana area on the western end of the 5,000 foot long zone.  Results from these new holes will be reported shortly.  The RAB drilling has been suspended for the time being to allow the remaining assays to be received and to allow time for further analysis of the data.  Additional drilling to further extend the strike length of these vein swarms beyond the current known eastern (Beistline) and western (Tolovana) limits may be undertaken this winter.  In addition, the Company is currently planning its next phase of exploration, which will include the systematic drilling of deeper holes for resource generation purposes.

Freegold Office Relocation

Freegold also wishes to announce that it has moved its head office.  The Company is now located at 1750 – 700 West Georgia Street, P.O. Box 10056, Vancouver, BC, V7Y 1B6.  The new telephone number is (604) 662-7307 and the new fax number is (604) 662-3791.  All e-mail contacts remain the same.

The Qualified Person for this release is Michael P. Gross, M.S., P. Geo., VP Exploration,  Freegold Ventures Limited.

EW OF THE ROB PROJECT, ALASKA

About Freegold Ventures Limited

Freegold Ventures Limited is a North American exploration and development company with a new management team experienced in mine development and production that is actively exploring advanced-stage gold projects in Idaho and Alaska.  Freegold holds a 100% lease interest in the Almaden gold project in Idaho.  This large tonnage epithermal gold deposit was the subject of a feasibility study in 1997 calling for the development of a 95,000 oz/year open pit, heap leach mine.  Freegold is currently finalizing a 41,000-foot drilling program aimed at further expanding the size of the resource prior to undertaking new economic evaluations in 2007.  Drilling at depth and to the north and south of the known mineralization is continuing to identify new extensions to the deposit. In addition to the activities being undertaken at Golden Summit, the Company has also commenced exploration on its Vinasale and Rob properties in Alaska, and is currently awaiting final assays from an 18-hole drill program at Rob.

On behalf of the Board of Directors

For further information:

Kristina Walcott – VP Corporate Development

“Steve Manz”

1.604.685.1870

1.800.667.1870

Steve Manz

jkw@freegoldventures.com

President and C.E.O.

The TSX has neither approved nor disapproved the contents of this news release. CUSIP: 45953B107

DISCLAIMER

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.